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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                               (Amendment No. 10)

                    Under the Securities Exchange Act of 1934



                           Outlet Communications, Inc.
                           ---------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   690111-10-9
                                   -----------
                                 (CUSIP Number)

                            Kenneth M. Socha, Esquire
                                    Suite 610
                               1627 I Street, N.W.
                             Washington, D.C.  20006
                                 (202) 452-0101

   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                   May 5, 1995
                                   -----------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ____.

Check the following box if a fee is being paid with the statement ____.


                                Page 1 of 4 Pages

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CUSIP NO.  267575-10-8
           -----------
1)   Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
     Person.

     GARY L. MOORE
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2)   Check the Appropriate Box if a Member of a Group

     (a)  ___
     (b)  ___
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3)   SEC Use Only
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4)   Source of Funds

     Not Applicable
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5)   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)       /___/
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6)   Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
Number of Shares         7)   Sole Voting Power .     .     .     .    .   -0-
Beneficially Owned       ------------------------------------------------------
by Each Reporting        8)   Shared Voting Power .     .     .     .      -0-
Person With              ------------------------------------------------------
                         9)   Sole Dispositive Powers  .     .     .       -0-
                         ------------------------------------------------------
                         10)  Shared Dispositive Power  .     .     .      -0-
-------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person .     .     .     .     .     .     .     .     -0-
-------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares  .     .     .     .     .     .     .     Not Applicable
-------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)  .     .     .     0%
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14)  Type of Reporting Person .    .     .     .     .     .     .     .   IN

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     The Schedule 13D relating to the Class A Common Stock, par value $.01 per share (the "Common Stock"), of Outlet Communications, Inc. (the "Company") filed on July 11, 1988, by the persons listed in Item 2 thereof, as amended by Amendments No. 1-9 thereto is hereby further amended as follows:

Item 5. On May 5, 1995, Gary L. Moore resigned as a trustee of the Hartington Trust. Mr. Moore is no longer the beneficial owner of any shares of the Issuer.

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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 24, 1995                            /S/ Gary L. Moore
                                            -------------
                                            Gary L. Moore